UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
 a wholly owned subsidiary of
 GINGKO CORPORATION,
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
 and affiliates of
 TENNENBAUM & CO., LLC
 and by
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT
PAYMENT RIGHTS TRUST
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________	Filing Party: __________________

Form or Registration No.: __________________	Date Filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

Items 1 through 9, and Item 11.

                  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO as initially filed with the Securities and Exchange Commission on September 8, 2003 (as amended, the “Schedule TO”) by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, Romesh Wadhwani and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO was also filed by Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust formed by Information Resources, Inc. under the Delaware Statutory Trust Act. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the

“Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, plus one contingent value right certificate (“CVR Certificate”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined in this document, shall have the meaning set forth in the Schedule TO.

Item 10.    Financial Statements.

          Not applicable.

Item 12.    Exhibits.

(a)(1)(A)****	Offer to Purchase, dated September 8, 2003.

(a)(1)(B)****	Letter of Transmittal.

(a)(1)(C)****	Notice of Guaranteed Delivery.

(a)(1)(D)****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)****	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)****	Letter dated September 8, 2003 to Stockholders of Information Resources, Inc. who tendered shares pursuant to Purchaser's prior offer launched July 14, 2003.

(a)(1)(H)**	Text of press release issued by Gingko Acquistion Corp. and Information Resources, Inc. on September 8, 2003.

(a)(2)(A)****	Letter to Stockholders of Information Resources, Inc. from Symphony Technology Group dated as of September 8, 2003.

(a)(4)***	Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated September 8, 2003.

(a)(5)*****	Transcript of Conference Call held by Purchaser and the Company on September 8, 2003.

(b)(1)****	Commitment letter dated as of September 7, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)****	Commitment letter dated as of September 7, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)****	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)***	Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)***	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(4)***	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d) (5)***	Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as Sponsor, and the institutional trustee, Delaware trustee, and litigation trustees to be named therein.

(d)(6)*	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.
(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Parent’s and Purchaser’s Schedule TO filed with the SEC on July 14, 2003.
**	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated September 8, 2003.
***	Incorporated by reference to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on September 8, 2003.
****	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO, dated September 8, 2003.
*****	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 9, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC its General Partner

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

DR. ROMESH WADHWANI

By:	/s/ Romesh Wadhwani
Name:	Romesh Wadhwani

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz
Name: Title:	Howard M. Levkowitz Principal

INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST

By:	Information Resources, Inc. its Sponsor

By:	/s/ Joseph P. Durrett
Name: Title:	Joseph P. Durrett Chairman, Chief Executive Officer and President

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